Caterpillar Inc. 100 NE Adams Street Peoria, Illinois 61629-6490

July 21, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Attention:  Brian Cascio, Accounting Branch Chief

Re:                          Caterpillar Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 15, 2017

File No. 001-00768

Ladies and Gentlemen:

Caterpillar Inc. (“Caterpillar”) hereby responds to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated June 27, 2017 (the “Comment Letter”) regarding Caterpillar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 15, 2017 (the “2016 Form 10-K”).  For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Caterpillar’s response to each comment.

Form 10-K for the fiscal year ended December 31, 2016

General

COMMENT:

1.            In your letter to us dated May 30, 2014, you described contacts with Syria and Sudan. A recent news article reports that a company spokesperson stated that the company’s regional office in Jebel Ali is mainly focused on the Middle East-Gulf countries, including Syria. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your 10-K does not include information about contacts with those countries. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components you have provided to Syria

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and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

CATERPILLAR RESPONSE:

Caterpillar and its subsidiaries do not have any offices, assets, employees or operations in the Syrian Arab Republic (“Syria”) or the Republic of the Sudan (“Sudan”). Caterpillar’s U.S. subsidiaries do not sell products or services to Syria or Sudan. In addition, Caterpillar has no knowledge of sales by its non-U.S. subsidiaries directly to the governments of Syria or Sudan or entities controlled by those governments.

Syria

Caterpillar’s non-U.S. subsidiaries — Perkins Engines Co. Ltd. (“Perkins”), Caterpillar (NI) Limited, formerly F.G. Wilson Engineering Ltd. (“Caterpillar NI”) and Caterpillar SARL (“CSARL”) — stopped accepting orders from their Syrian distributors years ago.  Beginning on April 13, 2012, Perkins stopped accepting orders from its Syrian distributor, although its distributor agreement has not been terminated. Beginning on May 21, 2012, Caterpillar NI stopped accepting orders from its Syrian distributor, and does not have an agreement with this distributor. CSARL has not made any sales to its dealer for Syria since 2008, although the dealership agreement for Syria remains in place.

Since 2014, these non-U.S. subsidiaries, however, have sold products to Syria, principally to independently-owned and -operated dealers or distributors outside of Syria, who in turn have sold or leased products to their own customers in Syria.  It is Caterpillar’s policy that all of these sales comply with U.S. economic sanctions and export controls.

Based on discussions with the Staff, we understand that the referenced news article was from Gulf Construction’s November 2015 issue and relates to an erroneous comment attributed to one of Caterpillar’s district office managers that generally describes Caterpillar’s Middle East Parts Distribution Center as currently servicing Middle East-Gulf countries, including Syria. After publication of the November 2015 article, the Caterpillar district office manager quoted in the article alerted the publication of the erroneous reference to Syria and requested that the article be retracted to correct the error and omit the reference to Syria.  The publication noted their policy not to issue standalone corrections, but to issue new articles clarifying previous misstatements.  An article in the December 2015 issue of Gulf Construction corrects the misstatement:  “Gulf Construction’s article in last month’s edition on page 38 inadvertently listed Syria as one of the countries served by Caterpillar in the Middle East, which is incorrect.”  The article can be found at the following web address:

http://www.gulfconstructiononline.com/news/1620080_Caterpillar-boosts-regional-services.html.

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Sudan

Since 2014, Caterpillar’s non-U.S. subsidiaries have accepted orders for products destined for Sudan, primarily for humanitarian purposes and for warranty support.  It is Caterpillar’s policy that all of these sales comply with U.S. economic sanctions and export controls.

On November 7, 2013, Perkins issued a letter of termination to its Sudanese distributor that was effective as of May 6, 2014. On October 23, 2013, Caterpillar NI issued a letter of termination to its Sudanese distributor as amended on December 18, 2013 (together, the “Caterpillar NI Letter of Termination”). Consistent with the Caterpillar NI Letter of Termination, the last shipment date for generator sets was May 31, 2014; the last shipment date for service parts was June 23, 2014; and the distribution agreement terminated as of June 23, 2014. Caterpillar NI’s termination of its Sudanese distributor permitted valid warranty support through April 23, 2016 (provided such warranty support complied with applicable economic sanctions and export controls), and since such time, Caterpillar NI has not provided warranty support for products in Sudan. Although its dealership agreement for Sudan remained in place, CSARL stopped accepting orders from its dealer for Sudan for Caterpillar machines, engines and generator sets as of July 1, 2010 and for service parts as of September 30, 2013.

On January 13, 2017, the President signed Executive Order 13761 (“Order”) regarding the possible termination of Sudanese Sanctions Regulations (“SSR”), provided certain criteria outlined in the Order are met.  The review period established by the Order, which is not yet effective, has been extended to October 12, 2017.  Correspondingly, the U.S. Department of the Treasury Office of Foreign Assets Control issued a General License, and the U.S. Department of Commerce Bureau of Industry and Security announced policy changes that collectively allow for certain types of trade to resume.  In February 2017, CSARL appointed Earthmoving Services Limited to serve as the Caterpillar dealer for the Republic of Sudan, with Sudanese Tractor Company Limited as its dealer representative.  Caterpillar sales of products with the end destination of Sudan will be subject to screening for export controls and sanctions compliance under Caterpillar’s enterprise-wide Export Controls Compliance Program.

COMMENT:

2.           Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of

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the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan. In this regard, we note that a June 30, 2016 State of Iowa Board of Regents Sudan Divestment report identifies Caterpillar Inc. and six of its subsidiaries as Scrutinized Companies.

CATERPILLAR RESPONSE:

In quantitative terms, sales to these countries were not and are not material to Caterpillar’s results of operations. In 2014, 2015, 2016 and the first quarter of 2017, Caterpillar had total net sales and revenues of $55.184 billion, $47.011 billion, $38.537 billion and $9.822 billion, respectively. To our knowledge, sales to Sudan and Syria by Caterpillar’s non-U.S. subsidiaries during these same periods, and as a percent of Caterpillar’s total net sales and revenues, were estimated to be approximately as follows:

Net Sales to Sudan and Syria

(USD millions)

	2014	2015	2016	2017 Q1
Sudan	$4.681	$2.424	$2.911	$0.069
Syria	$0.125	$0.365	$0.083	$0.000

Percent of Total Net Sales and Revenues

	2014	2015	2016	2017 Q1
Sudan	0.0%	0.0%	0.0%	0.0%
Syria	0.0%	0.0%	0.0%	0.0%

We have also considered qualitative factors that reasonable investors may consider important when making investment and voting decisions, including the potential impact of corporate activities upon Caterpillar’s reputation and share value.  As noted above, several of Caterpillar’s non-U.S. subsidiaries have sold products to Syria and Sudan.  However, we do not believe a reasonable investor would deem such sales into Sudan or Syria to be qualitatively important in making an investment or voting decision for the following reasons. First, to our knowledge, these sales were not made to the governments of Sudan or Syria, and neither Caterpillar nor its subsidiaries have any commercial arrangements with the governments of those countries. Furthermore, based on the types of products that were generally sold by our non-U.S. subsidiaries into Syria or Sudan, the typical applications for those products would be in light industry, agriculture, telecommunications, back-up power or replacement parts rather than the activities addressed by many divestment initiatives.  Also, as described previously, these non-

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U.S. subsidiaries stopped accepting orders years ago from their distributors and dealers in Syria and Sudan, and in several cases have terminated agreements with their distributors; and Caterpillar does not have any offices, assets, employees or operations in Syria or Sudan.  Finally, the anticipated sales activity resulting from the impact of changes to the SSR and U.S. export laws regarding trade with Sudan and the appointment of a new dealer for Sudan are not anticipated to be material.

Caterpillar has considered the various divestment initiatives regarding companies that do business in countries designated as state-sponsors of terrorism. In light of the foregoing, we do not believe that the activities of Caterpillar’s non-U.S. subsidiaries with respect to Sudan and Syria are material or would be viewed as a material investment risk by Caterpillar security holders.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 49

COMMENT:

3.           You disclose that cash held by non-U.S. subsidiaries of approximately $5.2 billion is available for general corporate use. You also indicate that if these cash balances were repatriated to the United States, U.S. tax would generally be payable net of any available foreign tax credits. Please clarify for us how these unrepatriated funds are available for general corporate use in the United States without incurring additional U.S. income taxes. Describe to us the cash management and funding strategies you use to accomplish this objective.

CATERPILLAR RESPONSE:

Respectfully, we do not believe the referenced disclosure conveys, and it was not our intention to imply, that unrepatriated funds held by non-U.S. subsidiaries are available for general corporate use in the United States without incurring additional U.S. income taxes.

In consideration of the Staff’s comment, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2017, we will revise our disclosure substantially in the form set forth below, which is based on data for the quarter ended March 31, 2017.

“Our cash balances are held in numerous locations throughout the world with approximately $7.7 billion held by our non-U.S. subsidiaries.  If non-U.S. earnings were repatriated in excess of the amount previously taxed in the United States, U.S. tax would generally be payable net of any available foreign tax credits.”

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Consolidated Financial Statements

Note 5. Income Taxes, page 97

COMMENT:

4.           Tell us your reasons for presenting a subtotal in the reconciliation of the U.S. federal statutory rate to your effective tax rate on page 98 and explain how that presentation complies with ASC 740-10-50-12. Tell us how you considered the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K when providing this subtotal.

CATERPILLAR RESPONSE:

ASC 740-270-25 requires interim reporting of income taxes using an estimated annual effective tax rate with certain events recognized discretely as they occur. The subtotal included in the reconciliation of the U.S. federal statutory rate to the effective tax rate is intended to transparently identify the reconciling items included in the estimated annual tax rate versus those discretely recorded in the period of occurrence.  As this disclosure is not required by U.S. GAAP for the annual period, we will remove this subtotal from the income tax footnote reported in future annual filings.

COMMENT:

5.           On page 101 you disclose that the IRS has proposed increases to tax and penalties for the years through 2012 of approximately $2 billion. Tell us how the proposed increases are reflected, if at all, in your unrecognized tax benefits balance of $1.0 billion at December 31, 2016.   Similarly, given your disclosure that you have continued to file U.S. income tax returns on the same basis, tell us how you considered any additional exposure arising for tax years after 2012 in determining your unrecognized tax benefits at the 2016 year-end.  Refer to ASC 740-10.

CATERPILLAR RESPONSE:

In the 2016 Form 10-K, we disclosed that, for the tax years 2007 to 2012 including the impact of a loss carryback to 2005, the IRS has proposed to tax in the United States profits earned from certain parts transactions by Caterpillar SARL (CSARL) based on the IRS examination team’s application of the “substance-over-form” or “assignment-of-income” judicial doctrines resulting in proposed increases to tax and penalties of approximately $2 billion.  We also disclosed that we are vigorously contesting these proposed increases and that we believe the relevant transactions complied with applicable tax laws and did not violate judicial doctrines.

We continue to strongly believe that CSARL’s profits on purchases from and sales to unrelated parties are not subject to current U.S. tax.  The purchase of parts by CSARL from unrelated parties and the subsequent sale of those parts to unrelated dealers outside the United States have

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substantial legal, commercial, and economic consequences for the parties involved.  CSARL (including its predecessor entity) has built, grown, and maintained marketing and sales relationships with dealers and customers in foreign markets since the 1960s.  During the taxable years at issue, CSARL contracted with the unrelated suppliers and unrelated dealers.  CSARL obtained title to the parts and assumed the typical range of inventory risks assumed by purchasers in commercial transactions.  Related parties provided logistical and other services to CSARL in connection with the purchase, warehousing, and distribution of the parts in return for a service fee.  CSARL also licensed relevant intangible property relating to these products in return for a sales-based royalty.  CSARL employees directly interacted with non-U.S. dealers and had primary responsibility for maintaining and growing the dealer network outside the United States.  Under these circumstances, we believe the tax law respects CSARL as buying from and selling to unrelated parties, transactions that are not subject to current U.S. tax.

As a result, we continue to believe that it is at least more likely than not that our position can be sustained based on technical merits.  Based on the nature of the IRS’s adjustments, this position is expected to be either sustained or denied in total, in litigation if necessary.  Therefore, consistent with our evaluation in prior years, management has concluded that the largest amount of benefit that is more likely than not to be sustained related to this position is the entire benefit.  As a result, no amount related to these IRS adjustments is reflected in our annual disclosure of unrecognized tax benefits.  This analysis and conclusion have been consistently applied for years after 2012.

* * * * *

If you need any further information, please contact Jananne A. Copeland, Chief Accounting Officer by phone at (309) 675-4437 or by email at Copeland_Janie_A@Cat.com or Chad Wiener, Corporate Securities Counsel and Assistant Corporate Secretary by phone at (224) 551-4052 or by email at Wiener_Chad_J@Cat.com.

Sincerely,

CATERPILLAR INC.

By:	/s/ Jananne A. Copeland
Jananne A. Copeland
Chief Accounting Officer